EMI

03 DEC -4 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

03037911

25th November, 2003.

Attn: Filing Desk - Stop 1-4

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 19th November 2003, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 20th November 2003 but released on 21st November 2003, reporting that, on 20th November 2003, Time Warner Inc. had informed the Company that they were considering a possible proposal from another party for the acquisition of the recorded music division of the Warner Music Group;

(b) a News Release, dated 24th November 2003, announcing that the Company had withdrawn its offer to Time Warner Inc. for the acquisition of their recorded music business; and,

(c) an announcement, dated 24th November 2003, confirming that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373

News Release

ER 03/51

FOR IMMEDIATE RELEASE

EMI Group plc statement on talks with Time Warner Inc.

LONDON 20 November 2003: Eric Nicoli, Chairman of EMI Group plc today said: "On 19 November, we said that our discussions with Time Warner Inc. concerning the acquisition of the recorded music division of the Warner Music Group were progressing well and at an advanced stage. Time Warner has tonight informed us that they are now considering a possible proposal from another party as an alternative to our own firm offer.

Following a rigorous assessment of the business and the opportunity to create value, we have put forward a full and fair offer with the interests of our shareholders uppermost in our minds. When we reach a definitive conclusion, we will make a further announcement."

Enquiries

EMI Group plc

Amanda Conroy | Corporate Communications | +44 20 7795 7529

Brunswick Group Limited

Patrick Handley | +44 20 7404 5959

Ref: 82-373

News Release

ER 03/52

FOR IMMEDIATE RELEASE

EMI WITHDRAWS OFFER FOR TIME WARNER'S RECORD DIVISION

LONDON, 24 NOVEMBER 2003 – EMI Group plc today announced that it has withdrawn its offer to Time Warner for the acquisition of Time Warner's recorded music business.

Eric Nicoli, chairman of EMI Group, said: "We have concluded that it is no longer possible to reach an agreement on terms which would be acceptable to both parties and in the interests of EMI's shareholders."

EMI's goal is to drive shareholder value by building a company which provides a wide choice of quality music and innovative products through a range of delivery methods and which offers the most attractive environment for artists to develop their music and their careers.

EMI is making good progress towards that goal as its interim results last week demonstrated. In the six months ended 30 September 2003, EMI strongly outperformed the music industry, maintaining turnover and operating profits against a recorded music market decline of more than 10 per cent.

✧✧✧✧✧✧

Enquiries

EMI Group plc		
Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Brunswick Group Limited		
Patrick Handley		+44 20 7404 5959

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 03/53

Company Announcements Office,
London Stock Exchange.

24th November, 2003.

Dear Sirs,

EMI Group plc – Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Fidelity Management & Research Company, in a letter dated 20th November 2003 and received on 24th November 2003, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have, since their last notification on 27th May 2003, decreased their holdings by 3,238,534 shares and, therefore, no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231